                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)

        [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the fiscal year ended December 31, 1998

                                       OR

        [  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934

                      For the transition period from ____ to ____

                          Commission File Number 1-8519


                             ----------------------


                              CINCINNATI BELL INC.
                             RETIREMENT SAVINGS PLAN

                             ----------------------

                              CINCINNATI BELL INC.
                             201 East Fourth Street
                             Cincinnati, Ohio 45202

                              CINCINNATI BELL INC.
                             RETIREMENT SAVINGS PLAN
                                TABLE OF CONTENTS


Report of Independent Accountants

Financial Statements:

       Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997

       Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1998

       Notes to Financial Statements

Schedules:

       Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1998

       Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998

       Other schedules are omitted because the information required is contained in the financial statements.

[LETTERHEAD]

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Cincinnati Bell Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cincinnati Bell Inc. Retirement Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and the Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Cincinnati, Ohio
June 24, 1999

                  CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1998



                                                                              Thousands of Dollars
                                               -------------------------------                    ---------------------------


                                               Cincinnati   Spectrum            Equity    Equity     Capital
                                               Bell Stable  Income    Balanced  Income     Index  Appreciation International
                    ASSETS                     Value Fund    Fund      Fund      Fund      Fund       Fund      Stock Fund
                                               -----------  --------  --------  -------   --------  ----------  ----------

Investments - stated at fair value
   (cost of $90,789):

     Temporary cash investments                         -         -         -        -          -           -           -

     Cincinnati Bell Inc. shares                        -         -         -        -          -           -           -

     Convergys Corporation shares                       -         -         -        -          -           -           -

     Mutual funds                                 $10,888    $4,360    $3,415   $19,275    $8,793      $4,046      $5,242

     Contracts with insurance companies                73         -         -        -          -           -           -

     Loans to participants                              -         -         -        -          -           -           -

     Interest and dividends receivable                  -         -         -        -          -           -           -

     Other receivables                                 56         -         -        -          -           -           -
                                               -----------  --------  --------  -------   --------  ----------  ----------

                         Total Investments         11,017     4,360     3,415   19,275      8,793       4,046       5,242
                                               -----------  --------  --------  -------   --------  ----------  ----------
                                               -----------  --------  --------  -------   --------  ----------  ----------

                 LIABILITIES

Administrative fees payable and other                   3         -         -        -          -           -           -
                                               -----------  --------  --------  -------   --------  ----------  ----------

Net Assets Available for Benefits                 $11,014    $4,360    $3,415   $19,275    $8,793      $4,046      $5,242
                                               -----------  --------  --------  -------   --------  ----------  ----------
                                               -----------  --------  --------  -------   --------  ----------  ----------




                                                                   Thousands of Dollars
                                               --------------------                    ------------------


                                                             Cincinnati   Convergys
                                               New America   Bell Inc.     Stock       Loan
                    ASSETS                     Growth Fund   Shares Fund    Fund       Fund      Total
                                               -----------   ----------   ---------   --------  ---------
Investments - stated at fair value
   (cost of $90,789):

     Temporary cash investments                         -       9,627           -          -     $9,627

     Cincinnati Bell Inc. shares                        -      48,306           -          -     48,306

     Convergys Corporation shares                       -           -     $65,307                65,307

     Mutual funds                                 $10,749           -           -          -     66,768

     Contracts with insurance companies                 -           -           -          -         73

     Loans to participants                              -           -           -     $1,913      1,913

     Interest and dividends receivable                  -          34           -          -         34

     Other receivables                                  -           -           -          -         56
                                               ----------   ----------   ---------   --------  ---------

                         Total Investments        $10,749      57,967      65,307      1,913    192,084
                                               ----------   ----------   ---------   --------  ---------
                                               ----------   ----------   ---------   --------  ---------

                 LIABILITIES

Administrative fees payable and other                   -           -           -          -          3
                                               ----------   ----------   ---------   --------  ---------

Net Assets Available for Benefits                 $10,749     $57,967     $65,307     $1,913   $192,081
                                               ----------   ----------   ---------   --------  ---------
                                               ----------   ----------   ---------   --------  ---------

-----------------------------------------------

See Notes to Financial Statements

                  CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1997

                                                                                   Thousands of Dollars
                                                       -----------------------------------------------------------------------------
                                                       Cincinnati     Spectrum                 Equity       Equity        Capital
                                                       Bell Stable     Income       Balanced   Income       Index       Appreciation
                        ASSETS                         Value Fund       Fund        Fund        Fund         Fund          Fund
                                                       ------------   ----------   --------   ---------   -----------   ------------
Investments - stated at fair value (cost of $76,763):

     Temporary cash investments                                  -            -          -           -             -              -

     Cincinnati Bell Inc. shares                                 -            -

     Mutual funds                                          $10,270       $4,108     $2,486     $18,967        $5,832         $3,835

     Contracts with insurance companies                        272            -          -           -             -              -

     Loans to participants                                       -            -          -           -             -              -

     Interest and dividends receivable                           -            -          -           -             -              -
                                                       ------------   ----------   --------   ---------   -----------   ------------

                         Total Investments                  10,542        4,108      2,486      18,967         5,832          3,835
                                                       ------------   ----------   --------   ---------   -----------   ------------
                                                       ------------   ----------   --------   ---------   -----------   ------------

                     LIABILITIES

Administrative fees payable and other                            3            -          -           -             -              -
                                                       ------------   ----------   --------   ---------   -----------   ------------

Net Assets Available for Benefits                          $10,539       $4,108     $2,486     $18,967        $5,832         $3,835
                                                       ------------   ----------   --------   ---------   -----------   ------------
                                                       ------------   ----------   --------   ---------   -----------   ------------




                                                                                Thousands of Dollars
                                                       ----------------------------------------------------------------------

                                                       International  New America    Cincinnati Bell   Inc.Loan
                        ASSETS                         Stock Fund     Growth Fund      Shares Fund       Fund        Total
                                                       ------------   ------------   ----------------  ---------   ----------
Investments - stated at fair value (cost of $76,763):

     Temporary cash investments                                  -              -             $5,303          -       $5,303

     Cincinnati Bell Inc. shares                                                              94,605          -       94,605

     Mutual funds                                           $4,809         $8,416                  -          -       58,723

     Contracts with insurance companies                          -              -                  -          -          272

     Loans to participants                                       -              -                  -    $ 2,043        2,043

     Interest and dividends receivable                           -              -                 22          -           22
                                                       ------------   ------------   ----------------  ---------   ----------

                         Total Investments                   4,809          8,416             99,930      2,043      160,968
                                                       ------------   ------------   ----------------  ---------   ----------
                                                       ------------   ------------   ----------------  ---------   ----------

                     LIABILITIES

Administrative fees payable and other                            -              -                149          -          152
                                                       ------------   ------------   ----------------  ---------   ----------

Net Assets Available for Benefits                           $4,809         $8,416            $99,781     $2,043     $160,816
                                                       ------------   ------------   ----------------  ---------   ----------
                                                       ------------   ------------   ----------------  ---------   ----------

-------------------------------------------------------

See Notes to Financial Statements

                  CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                  Thousands of Dollars
                                                             ------------------------------------------------------------
                                                             Cincinnati     Spectrum                  Equity     Equity
                                                             Bell Stable     Income     Balanced      Income     Index
                                                             Value Fund       Fund        Fund         Fund       Fund
                                                             ------------  -----------  ----------   ---------  ---------

Net Assets Available for Benefits as of December 31, 1997        $10,539       $4,108      $2,486     $18,967     $5,832
                                                             ------------  -----------  ----------   ---------  ---------

Employee allotments                                                  392          327         281       1,069        731

Participating company contributions                                    -            -           -           -          -

Transfers from/(to) other Cincinnati Bell Inc. plans                 279           25          49          84         66

Transfer of participants' balances -- net                           (392)         (94)        291      (1,577)       817
                                                             ------------  -----------  ----------   ---------  ---------

         Total allotments, contributions and transfers               279          258         621        (424)     1,614

Investment income:

     Dividends on Cincinnati Bell Inc. shares                          -            -           -           -          -

     Other dividends                                                   -          330         100       1,516        112

     Interest                                                        663            -           -           -          -

     Net appreciation/(depreciation) of investments                    -          (61)        336         183      1,727
                                                             ------------  -----------  ----------   ---------  ---------

                     Total additions                                 942          527       1,057       1,275      3,453
                                                             ------------  -----------  ----------   ---------  ---------

Less:  Distributions to participants                                 467          275         128         967        492

           Administrative and other expenses paid by the Plan          -            -           -           -          -
                                                             ------------  -----------  ----------   ---------  ---------

                    Total deductions                                 467          275         128         967        492
                                                             ------------  -----------  ----------   ---------  ---------

Net increase (decrease) in Assets Available for Plan Benefits        475          252         929         308      2,961
                                                             ------------  -----------  ----------   ---------  ---------

Net Assets Available for Benefits as of December 31, 1998        $11,014       $4,360      $3,415     $19,275     $8,793
                                                             ------------  -----------  ----------   ---------  ---------
                                                             ------------  -----------  ----------   ---------  ---------




                                                                                      Thousands of Dollars
                                                             -------------------------------------------------------------
                                                                                             Cincinnati      Convergys
                                                             International  New America      Bell Inc.         Stock
                                                              Stock Fund    Growth Fund     Shares Fund         Fund
                                                             -------------  -------------   -------------   ------------

Net Assets Available for Benefits as of December 31, 1997          $4,809         $8,416         $99,781              -
                                                             -------------  -------------   -------------   ------------

Employee allotments                                                   528            896           1,270              -

Participating company contributions                                     -              -           2,352              -

Transfers from/(to) other Cincinnati Bell Inc. plans                   26             48          (1,138)             -

Transfer of participants' balances -- net                            (670)            89         (63,063)        65,307
                                                             -------------  -------------   -------------   ------------

         Total allotments, contributions and transfers               (116)         1,033         (60,579)        65,307

Investment income:

     Dividends on Cincinnati Bell Inc. shares                           -              -           1,208              -

     Other dividends                                                  199            812               -              -

     Interest                                                           -              -             289              -

     Net appreciation/(depreciation) of investments                   569            780          21,905              -
                                                             -------------  -------------   -------------   ------------

                     Total additions                                  652          2,625         (37,177)        65,307
                                                             -------------  -------------   -------------   ------------

Less:  Distributions to participants                                  219            292           4,606              -

           Administrative and other expenses paid by the Plan           -              -              31              -
                                                             -------------  -------------   -------------   ------------

                    Total deductions                                  219            292           4,637              -
                                                             -------------  -------------   -------------   ------------

Net increase (decrease) in Assets Available for Plan Benefits         433          2,333         (41,814)        65,307
                                                             -------------  -------------   -------------   ------------

Net Assets Available for Benefits as of December 31, 1998          $5,242        $10,749         $57,967        $65,307
                                                             -------------  -------------   -------------   ------------
                                                             -------------  -------------   -------------   ------------




                                                                       Thousands of Dollars
                                                             ------------------------------------------
                                                                Loan
                                                                Fund       Total        Total
                                                              ---------  ----------   ----------

Net Assets Available for Benefits as of December 31, 1997       $2,043    $160,816     $160,816
                                                              ---------  ----------   ----------

Employee allotments                                                  -       5,983        5,983

Participating company contributions                                  -       2,352        2,352

Transfers from/(to) other Cincinnati Bell Inc. plans               (29)       (525)        (525)

Transfer of participants' balances -- net                         (246)          -            -
                                                              ---------  ----------   ----------

         Total allotments, contributions and transfers            (275)      7,810        7,810

Investment income:

     Dividends on Cincinnati Bell Inc. shares                        -       1,208        1,208

     Other dividends                                                 -       3,696        3,696

     Interest                                                      184       1,136        1,136

     Net appreciation/(depreciation) of investments                  -      25,033       25,033
                                                              ---------  ----------   ----------

                     Total additions                               (91)     38,883       38,883
                                                              ---------  ----------   ----------

Less:  Distributions to participants                                39       7,587        7,587

           Administrative and other expenses paid by the Plan        -          31           31
                                                              ---------  ----------   ----------

                    Total deductions                                39       7,618        7,618
                                                              ---------  ----------   ----------

Net increase (decrease) in Assets Available for Plan Benefits     (130)     31,265       31,265
                                                              ---------  ----------   ----------

Net Assets Available for Benefits as of December 31, 1998       $1,913    $192,081     $192,081
                                                              ---------  ----------   ----------
                                                              ---------  ----------   ----------

----------------------------------------------------------

See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS

(1) PLAN DESCRIPTION AND ACCOUNTING POLICIES:

a. General: The Cincinnati Bell Inc. Retirement Savings Plan (the Plan) is available to all eligible salaried employees of Cincinnati Bell Inc. (referred to as CBI, or the Company) and Cincinnati Bell Telephone (CBT), and salaried and hourly employees of Cincinnati Bell Long Distance Inc.
       (CBLD), Cincinnati Bell Supply Co. (CBS), Cincinnati Bell Telecommunications Services Inc. (CBTS), Cincinnati Bell Wireless Co.
       (CBW), and Cincinnati Bell Network Solutions (CBNS). Certain persons, such as interns, temporary employees and contingency employees, are not eligible for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The contributions and earnings are taxable to participants upon distribution from the Plan, subject to certain exemptions. The Plan is administered by the Company's Employees' Benefit Committee. The Plan Trustee is T. Rowe Price. These notes only provide a brief description of certain provisions of the Plan and do not constitute a document under which the Plan is operated, and, in the event of any conflict between these notes and the Plan documents, the Plan documents shall control. Eligible employees need to refer to the Plan document and the the summary plan description for details as to the Plan.

b. Employee Contributions: The Plan generally, under its current provisions, permits each eligible employee who has attained the age of 21 to elect to contribute to the Plan, in before-tax and after-tax dollars, up to 16% of their compensation to the Plan (as defined in and subject to the rules of the Plan). Participants' before-tax contributions could not exceed $10,000 and $9,500 for calendar years 1998 and 1997, respectively. Participants may also contribute to the Plan on an after-tax basis. Total before-tax and after-tax contributions may not exceed 16% of a participant's compensation. Participants specify the manner in which their own funds shall be invested in the available funds (see Note 1(g) below). Participants may elect to change the manner in which contributions are allocated and may also transfer contributions from one fund to another.

c. Employer Contributions: For employees who have attained the age of 21 and have at least one year of eligibility service, the Company makes bi-weekly matching contributions equal to 66 2/3% of a participant's basic contributions. Basic contributions are at the participant's discretion and can range from one to six percent of compensation. All employer contributions are allocated to the Cincinnati Bell Inc. Shares Fund. With the exception of CBLD participants, the Company's contributions are subject to forfeiture if the participant has less than five years of vesting service (three years in the case of CBLD employees). Subject to these same considerations, the Company's matching contributions become fully vested when the participant attains at least five years of vesting service. Additionally, a participant becomes fully vested at age 65, upon disability, or at the death of the participant. Further age and/or service provisions allow for partipants to transfer a portion of previous Company matching contributions to other investment funds over a five-year period. After passage of this five-year period, participants are able to direct future Company matching contributions in the same manner as their own contributions.

d. Distributions to Participants: Distributions to active participants can be made under certain circumstances, including financial hardship. Otherwise, distribution can occur upon termination of employment, disability, or death.

e. Participant Loans: Loans are available to participants from their individual accounts. For each participant, the number of loans outstanding is limited to two, and no more than two loans are allowed to originate during a single Plan year. The minimum amount of any loan is $1,000, while the maximum amount cannot exceed the lesser of 50% of the vested value of the participant's Plan account or $50,000, reduced by any outstanding loan balances. The Employees' Benefit Committee determines the interest rate charged by the Plan. The loan rates are stated at the prime rate + 1% as of 1st day of the calendar quarter at the time the loan is taken. During 1998 and 1997, rates varied between 7.00% and 11.25%. The minimum term of the loan is 6 months, with a maximum term of 59 months (or a period not to exceed 15 years if the loan is used to acquire the participant's principal residence).

f. Temporary Cash Investments: Temporary cash investments include all cash balances and highly liquid investments with maturity of three months or less at the time of purchase. Temporary cash investments are placed in short-term investment funds with the Plan Trustee, and may be held in any investment funds used by the Plan in order to meet the cash needs of the Plan.

g. Investments: There are nine investment funds available to plan participants for prospective contributions; Cincinnati Bell Stable Value Fund, Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund, New America Growth Fund and the Cincinnati Bell Inc. Shares Fund. All of the above funds are administered, trusteed and invested by T. Rowe Price or a related subsidiary. The Convergys Stock Fund holds participants' balances that were transferred from the Cincinnati Bell Inc. Shares Fund upon the spin-off of Convergys Corporation from Cincinnati Bell Inc. on December 31, 1998. Participants can transfer any balance they have in the Convergys Stock Fund to another fund, but cannot direct future contributions to the Convergys Stock Fund.

       All funds except for the Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund are quoted in shares. These shares represent the Net Asset Value of shares in T. Rowe Price mutual funds. The Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund are quoted in units. These units represent a proportionate interest in two investment funds in which both the Cincinnati Bell Inc. Retirement Savings Plan and Cincinnati Bell Inc. Savings and Security Plan participate.

       The unit values for both the Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund were initiated at a value of 1.0000 on July 1, 1992. The Cincinnati Bell Stable Value Fund will maintain a unit value of 1.0000 at all times and any income, gains or losses, contributions or withdrawals would result in more or less units being credited to an account. The Cincinnati Bell Inc. Shares Fund unit value will fluctuate with the performance of the underlying investments which consists primarily of Cincinnati Bell Inc. common stock and a small amount of temporary cash investments.

       The values of investments on December 31, 1998 and 1997 are determined as follows: the share value of the Cincinnati Bell shares in the Cincinnati Bell Inc. Shares Fund and Convergys shares in the Convergys Stock Fund on the basis of the pro-rata allocation of the last published market price for the consolidated Cincinnati Bell Inc. value on December 31, 1998 (this pro-rata allocation was derived using the last "when issued" price for Cincinnati Bell Inc. and Convergys as of December 31, 1998, compared to the consolidated Cincinnati Bell Inc. value on December 31, 1998).; shares in the following T. Rowe Price mutual funds: Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund, New America Growth Fund, and any mutual fund held under the Cincinnati Bell Stable Value Fund on the basis of the last published net asset value on December 31, 1998 and 1997; contracts with insurance companies in the Cincinnati Bell Stable Value Fund at principal plus accrued earnings on December 31, 1998 and 1997; loans to participants in the Loan Fund at the principal amount owed by the participants on December 31, 1998 and 1997.

       As presented in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the value of Plan investments consists of realized gains or losses, and the unrealized appreciation (depreciation) of those same investments.

h. Administrative Expenses: Administrative expenses are paid from Plan assets. These expenses are allocated and charged to each participant's account based on the participant's proportionate account balance.

i. Forfeiture of Rights: Units in the Cincinnati Bell Inc. Shares Fund forfeited by employees under the Plan are valued as of the end of the same day as the event causing the forfeiture and are applied as credits, thereby reducing subsequent Company matching contributions. During the 1998 plan year, forfeitures amounted to $24,738, while $120,915 of cumulative forfeitures were applied as offsets to Company matching contributions (amounts applied included both current year and prior year amounts).

j. Use of Estimates: The preparation of Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of Net Assets Available for Benefits as of the date of the Plan's financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2) AMENDMENT OR TERMINATION OF THE PLAN: While CBI has not expressed any intent to terminate the Plan, it reserves the right to terminate the Plan at any time. In the event of such termination, all participants' accounts would become 100% vested and subject to distribution under the provisions of the Plan.

(3) INVESTMENTS: The interest of a participant in each type of investment of the Plan on December 31, 1998 and December 31, 1997 is represented by units or shares. The number and value of units or shares were:

                                                       December 31, 1998                December 31, 1997
                                               -------------------------------    -------------------------------
                                                     Number of      Value per           Number of      Value per
                                                     units/shares   unit/share          units/shares  unit/share
       Cincinnati Bell Stable Value Fund *     11,013,947   units      $1.0000     10,539,115  units      $1.0000
       Spectrum Income Fund                       379,135   shares    $11.5000        352,288  shares    $11.6600
       Balanced Fund                              183,595   shares    $18.5900        150,271  shares    $16.5400
       Equity Income Fund *                       732,326   shares    $26.3200        727,538  shares    $26.0700
       Equity Index Fund                          263,443   shares    $33.3800        221,073  shares    $26.3800
       Capital Appreciation Fund                  306,083   shares    $13.2200        260,712  shares    $14.7100
       International Stock Fund                   349,765   shares    $14.9900        358,348  shares    $13.4200
       New America Growth Fund *                  224,918   shares    $47.7900        190,453  shares    $44.1900
       Cincinnati Bell Inc. Shares Fund *      26,419,488   units    $  2.1941     25,625,539  units      $3.8938
       Convergys Stock Fund *                   3,039,373   shares    $21.4871                 N/A

       * THE INVESTMENT IN THIS FUND REPRESENTS 5% OR MORE OF THE PLAN'S NET ASSETS AVAILABLE FOR BENEFITS.

       The number of participants in the various investment funds are shown in the table below (since participants can invest in a variety of investment funds, the sum of participants in this chart will not equal the number of participants in the Plan):

       Cincinnati Bell Stable Value Fund                                  360
       Spectrum Income Fund                                               280
       Balanced Fund                                                      246
       Equity Income Fund                                                 627
       Equity Index Fund                                                  451
       Capital Appreciation Fund                                          291
       International Stock Fund                                           386
       New America Growth Fund                                            559
       Cincinnati Bell Inc. Shares Fund                                 1,164
       Convergys Stock Fund                                             1,146

(4) TAX STATUS: The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the IRC) and is exempt from Federal income taxes under Section 501(a) of the IRC.

(5)    PLAN AMENDMENTS:
          The following plan amendments became effective January 1, 1998:

- Amends the definition of the compensation counted for purposes of the Plan generally to include all cash compensation, but excluding differentials, premium pay, overtime pay and certain special awards for the eligible employees of all participating companies except CBS and CBLD.

- Eliminates Cincinnati Bell Directory Inc. as a participating company in the Plan and generally adds CBNS and its employees as a participating company and as employees eligible for the Plan, respectively.

A Plan amendment that became effective October 1, 1998:

- Recognizes service with KSM Consulting, LLC prior to October 2, 1998 (when such organization was acquired by the Employers) for purposes of determining an employee's eligibility and vesting service under the Plan.

A Plan amendment that generally became effective on various dates in the last half of 1998 and the first half of 1999:

- Generally adds, on various dates, Cincinnati Bell Software Solutions LLC (currently EW), CBW and CBW-LLC and their employees as participating companies and as employees eligible for the Plan, respectively.

- Allows, beginning as of January 1, 1999, employees who had been employed by KSM Consulting, LLC immediately prior to October 2, 1998 (when such organization was acquired by the Employers), who are otherwise eligible for the Plan and who had attained age 21, but who had not yet been credited with at least one year of eligibility service under the Plan, to make savings contributions to the Plan, although matching contributions are not made with respect to any savings contributions of such employees that are made prior to the first month that begins after they have been credited with at least one year of eligibility service under the Plan.

- Allows, beginning as soon as administratively possible after April 1, 1999, any other employees who are otherwise eligible for the Plan and who have attained age 21, but who have not yet been credited with at least one year of eligibility service under the Plan, to make savings contributions to the Plan, although matching contributions are not made with respect to any savings contributions of such employees that are made prior to the first month that begins after they have been credited with at least one year of eligibility service under the Plan.

- Specifies certain conditions that apply when eligible employees continue to invest their interests in the Convergys shares distributed to the Plan by CBI in a new Convergys Stock Fund of the Plan.

A Plan amendment that became effective on December 30, 1998:

- Specifies that the Plan's account balances associated with employees who became Convergys employees are to be transferred to, and assumed by, the Convergys Corporation Retirement and Savings Plan (the Convergys Plan).

(6) SPIN-OFF OF CONVERGYS CORPORATION: On December 31, 1998, CBI completed the spin-off of Convergys Corporation (Convergys). At that time, owners of CBI common shares received Convergys common shares equal to the number of CBI shares held at the record date for the spin-off. Since the Cincinnati Bell Inc. Shares Fund held shares of CBI common stock at the record date, a separate investment fund known as the Convergys Stock Fund was created. The value reflected in the Statement of Assets Available for Plan Benefits at December 31, 1998 for the Cincinnati Bell Inc. Shares Fund and the Convergys Stock Fund is based on a pro-rata allocation of the last published market price for the consolidated Cincinnati Bell Inc. on December 31, 1998. This pro-rata allocation was determined using the percentages of the last published "when issued" prices for Cincinnati Bell Inc. and Convergys as of December 31, 1998. The cost basis of the Cincinnati Bell Inc. Shares Fund and the Convergys Stock Fund are based on a similar pro-rata calculation of ending market values at December 31, 1998, applied against the total cost basis of the shares. The Convergys Stock Fund is not available to plan participants for prospective contributions or investments, and participants cannot re-invest in the Convergys Stock Fund once they have transferred their investment in the Convergys Stock Fund to other investment funds. The Convergys employees participating in the Retirement Savings Plan prior to December 31, 1998 have subsequently transferred their investment balances to a savings plan sponsored by Convergys in January 1999.

                  CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1998

                                                                                Thousands of Dollars
                                                          ---------------------------------------------------------
                                                                 Number of
                                                                 Shares or
                                                                 Principal
    Name of Issuer and Title of Issue                            Amount                     Cost             Value
    ---------------------------------                            ---------                  ----             -----
    CINCINNATI BELL INC. SHARES FUND

             Temporary cash investments                          $9,627                  $ 9,627           $ 9,627
             Cincinnati Bell Inc. shares #                   26,419,488  units             6,339            48,306
             Interest receivable                                    $34                       34                34
                                                                                    ------------       -----------

             TOTAL CINCINNATI BELL INC. SHARES FUND                                       16,000            57,967

    CONVERGYS STOCK FUND #                                     3,039,373  shs.             18,447            65,307

    T. ROWE PRICE SPECTRUM INCOME FUND                          379,135  shs.              4,219             4,360

    T. ROWE PRICE BALANCED FUND                                 183,595  shs.              2,694             3,415

    T. ROWE PRICE EQUITY INCOME FUND                            732,326  shs.             15,049            19,275

    T. ROWE PRICE EQUITY INDEX FUND                             263,443  shs.              6,061             8,793

    T. ROWE PRICE CAPITAL APPRECIATION FUND                     306,083  shs.              4,299             4,046

    T. ROWE PRICE INTERNATIONAL STOCK FUND                      349,765  shs.              4,506             5,242

    T. ROWE PRICE NEW AMERICA GROWTH FUND                       224,918  shs.              8,500            10,749

    CINCINNATI BELL STABLE VALUE FUND

             T. Rowe Price Stable Value Common Trust Fund        10,941  units            10,941            10,941
             Contracts with Prudential Insurance Company
                of America +                                         73  units                73                73
                                                                                              --                --

             TOTAL CINCINNATI BELL STABLE VALUE FUND                                      11,014            11,014

    LOAN FUND

             Loans to Participants                               $1,913                        0             1,913
                                                                                            ----           -------

                      GRAND TOTAL                                                       $ 90,789         $ 192,081
                                                                                        --------         ---------
                                                                                        --------         ---------

------------------------------


    + The contracts with these insurance companies guarantee the repayment of principal and the crediting of interest. During 1998, the composite effective annual interest rate earned under these contracts for the plan years 1998 and 1997 was approximately 6.25% and 6.85%, respectively. The rate at which interest will be credited in future years may be either higher or lower.

    # Party-in-interest to the Plan.

                  CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                                 Current
                                                                                                                Value on
           Identity of                                        Purchase          Selling         Cost of          Date of
          Party Involved               Description of Asset     Price            Price           Asset        Transactions
-----------------------------------    ------------------   --------------  ---------------  ---------------  --------------
Cincinnati Bell Shares Fund            Company Stock          $ 7,072,279                       $ 7,072,279     $ 7,072,279
Cincinnati Bell Shares Fund            Company Stock         $ 19,634,867     $ 24,552,032     $ 19,634,867    $ 24,552,032
Cincinnati Bell Shares Fund            Company Stock          $ 4,122,721                       $ 4,122,721     $ 4,122,721
Cincinnati Bell Shares Fund            Company Stock          $ 5,773,536      $ 7,683,054      $ 5,773,536     $ 7,683,054
Cincinnati Bell Stable Value Fund      Guaranteed Income      $ 4,373,233                       $ 4,373,233     $ 4,373,233
Cincinnati Bell Stable Value Fund      Guaranteed Income      $ 3,898,402      $ 3,898,402      $ 3,898,402     $ 3,898,402

           Identity of              Net Gain
          Party Involved           or (Loss)
----------------------------------------------
Cincinnati Bell Shares Fund
Cincinnati Bell Shares Fund        $ 4,917,165
Cincinnati Bell Shares Fund
Cincinnati Bell Shares Fund        $ 1,909,518
Cincinnati Bell Stable Value Fund
Cincinnati Bell Stable Value Fund

                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                       CINCINNATI BELL INC. RETIREMENT
                                              SAVINGS PLAN



                                       By  \s\ Pamela B. Wolfe
                                           ------------------------------------
                                               Pamela B. Wolfe
                                               Secretary
                                               Employees' Benefit Committee




June 28, 1999